UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 2022

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Transaction in Own Shares

03 October 2022

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 03 October 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
03/10/2022	2,531,009	£23.1550	£22.4900	£23.0041	LSE	GBP
03/10/2022	693,000	£23.1550	£22.6850	£22.9562	Chi-X (CXE)	GBP
03/10/2022	1,327,000	£23.1550	£22.6800	£22.9573	BATS (BXE)	GBP
03/10/2022	17,153	€25.8000	€25.7300	€25.7791	XAMS	EUR
03/10/2022	6,773	€25.8000	€25.7350	€25.7822	CBOE DXE	EUR
03/10/2022	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 28 July 2022.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 28 July 2022 up to and including 21 October 2022.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction In Own Shares - complete (https://ml-eu.globenewswire.com/Resource/Download/5cef31d0-af2d-4fc6-8341-62892ccf5a29)

Transaction in Own Shares

04 October 2022

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 04 October 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
04/10/2022	2,590,898	£23.5650	£22.9050	£23.3666	LSE	GBP
04/10/2022	698,000	£23.5650	£22.8900	£23.2288	Chi-X (CXE)	GBP
04/10/2022	1,368,000	£23.5600	£22.8900	£23.2298	BATS (BXE)	GBP
04/10/2022	-	€0.0000	€0.0000	€0.0000	XAMS	EUR
04/10/2022	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
04/10/2022	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 28 July 2022.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 28 July 2022 up to and including 21 October 2022.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction In Own Shares - complete (https://ml-eu.globenewswire.com/Resource/Download/86af78f1-a32d-43e1-8ac9-3d6dc13add74)

Transaction in Own Shares

05 October 2022

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 05 October 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
05/10/2022	2,551,999	£23.8700	£22.9600	£23.6750	LSE	GBP
05/10/2022	707,000	£23.8700	£22.9500	£23.4619	Chi-X (CXE)	GBP
05/10/2022	1,399,000	£23.8650	£22.9550	£23.4625	BATS (BXE)	GBP
05/10/2022	34,736	€26.5000	€26.3550	€26.4470	XAMS	EUR
05/10/2022	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
05/10/2022	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 28 July 2022.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 28 July 2022 up to and including 21 October 2022.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction In Own Shares - complete (https://ml-eu.globenewswire.com/Resource/Download/3845c742-86c7-46d2-9290-f0540c357ae9)

Transaction in Own Shares

06 October 2022

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 06 October 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
06/10/2022	2,623,810	£23.2500	£22.5950	£22.9928	LSE	GBP
06/10/2022	718,900	£23.2450	£22.6000	£22.8893	Chi-X (CXE)	GBP
06/10/2022	1,500,000	£23.2500	£22.5950	£22.8912	BATS (BXE)	GBP
06/10/2022	748,100	€26.3000	€25.7900	€25.9659	XAMS	EUR
06/10/2022	59,077	€25.8500	€25.8250	€25.8409	CBOE DXE	EUR
06/10/2022	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 28 July 2022.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 28 July 2022 up to and including 21 October 2022.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction In Own Shares - complete (https://ml-eu.globenewswire.com/Resource/Download/37bb9f5d-8a7f-4905-860b-f3738c984138)

Transaction in Own Shares

07 October 2022

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 07 October 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
07/10/2022	384,797	£23.3000	£23.1000	£23.2318	LSE	GBP
07/10/2022	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
07/10/2022	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
07/10/2022	-	€0.0000	€0.0000	€0.0000	XAMS	EUR
07/10/2022	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
07/10/2022	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 28 July 2022.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 28 July 2022 up to and including 21 October 2022.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction In Own Shares - complete (https://ml-eu.globenewswire.com/Resource/Download/ee533a75-c5e2-42bd-abc5-8f4d2cb154e4)

Transaction in Own Shares

10 October 2022

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 10 October 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
10/10/2022	1,200,000	£23.6000	£23.1800	£23.3660	LSE	GBP
10/10/2022	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
10/10/2022	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
10/10/2022	-	€0.0000	€0.0000	€0.0000	XAMS	EUR
10/10/2022	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
10/10/2022	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 28 July 2022.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 28 July 2022 up to and including 21 October 2022.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction In Own Shares - complete (https://ml-eu.globenewswire.com/Resource/Download/10102707-a525-4262-9588-b0bf3fdb749e)

Transaction in Own Shares

11 October 2022

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 11 October 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
11/10/2022	1,800,000	£23.1550	£22.7250	£22.9206	LSE	GBP
11/10/2022	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
11/10/2022	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
11/10/2022	1,754,134	€26.2000	€25.9050	€26.0805	XAMS	EUR
11/10/2022	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
11/10/2022	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 28 July 2022.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 28 July 2022 up to and including 21 October 2022.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction In Own Shares - complete (https://ml-eu.globenewswire.com/Resource/Download/41b59e28-e07a-4adf-afac-1823d3d82c32)

Transaction in Own Shares

12 October 2022

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 12 October 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
12/10/2022	2,200,000	£23.1500	£22.5400	£22.7357	LSE	GBP
12/10/2022	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
12/10/2022	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
12/10/2022	1,103,388	€26.2750	€25.6700	€25.8922	XAMS	EUR
12/10/2022	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
12/10/2022	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 28 July 2022.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 28 July 2022 up to and including 21 October 2022.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction In Own Shares - complete (https://ml-eu.globenewswire.com/Resource/Download/94864e2f-d798-45ae-979f-a12c3e599c7d)

Transaction in Own Shares

13 October 2022

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 13 October 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
13/10/2022	1,435,890	£23.0000	£22.3550	£22.7208	LSE	GBP
13/10/2022	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
13/10/2022	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
13/10/2022	216,882	€26.2000	€25.8800	€26.0676	XAMS	EUR
13/10/2022	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
13/10/2022	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 28 July 2022.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 28 July 2022 up to and including 21 October 2022.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction In Own Shares - complete (https://ml-eu.globenewswire.com/Resource/Download/c94e3880-a708-4b24-b12d-d3c90db8aaf3)

Transaction in Own Shares

14 October 2022

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 14 October 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
14/10/2022	2,758,000	£23.2200	£22.5800	£22.7532	LSE	GBP
14/10/2022	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
14/10/2022	23,608	£22.6000	£22.5850	£22.5947	BATS (BXE)	GBP
14/10/2022	500,000	€26.3000	€25.9700	€26.1374	XAMS	EUR
14/10/2022	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
14/10/2022	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 28 July 2022.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 28 July 2022 up to and including 21 October 2022.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction In Own Shares - complete (https://ml-eu.globenewswire.com/Resource/Download/bf13d67e-0edb-42e7-8cf8-13d485c4a8d3)

Transaction in Own Shares

17 October 2022

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 17 October 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
17/10/2022	1,500,000	£22.8000	£22.5750	£22.7134	LSE	GBP
17/10/2022	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
17/10/2022	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
17/10/2022	140,000	€26.5000	€26.1800	€26.3664	XAMS	EUR
17/10/2022	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
17/10/2022	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 28 July 2022.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 28 July 2022 up to and including 21 October 2022.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction In Own Shares - complete (https://ml-eu.globenewswire.com/Resource/Download/fb2010b6-a2f0-48a1-a395-dbbed0abcfa9)

Transaction in Own Shares

18 October 2022

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 18 October 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
18/10/2022	904,560	£22.9000	£22.4700	£22.6483	LSE	GBP
18/10/2022	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
18/10/2022	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
18/10/2022	1,682,477	€26.4500	€25.8500	€25.9926	XAMS	EUR
18/10/2022	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
18/10/2022	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 28 July 2022.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 28 July 2022 up to and including 21 October 2022.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction In Own Shares - complete (https://ml-eu.globenewswire.com/Resource/Download/a3898d93-44e9-4e50-91f6-9e7bc72ba01e)

Transaction in Own Shares

19 October 2022

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 19 October 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
19/10/2022	556,995	£22.7800	£22.3500	£22.5963	LSE	GBP
19/10/2022	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
19/10/2022	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
19/10/2022	539,655	€26.2400	€25.6450	€26.0403	XAMS	EUR
19/10/2022	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
19/10/2022	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 28 July 2022.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 28 July 2022 up to and including 21 October 2022.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction In Own Shares - complete (https://ml-eu.globenewswire.com/Resource/Download/b42f710b-867a-4cd1-af4c-f0e4c526dac8)

Transaction in Own Shares

20 October 2022

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 20 October 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
20/10/2022	400,000	£23.3250	£23.1050	£23.2243	LSE	GBP
20/10/2022	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
20/10/2022	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
20/10/2022	-	€0.0000	€0.0000	€0.0000	XAMS	EUR
20/10/2022	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
20/10/2022	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 28 July 2022.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 28 July 2022 up to and including 21 October 2022.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction In Own Shares - complete (https://ml-eu.globenewswire.com/Resource/Download/f732f3e4-9882-46e5-accd-ef011d4f6d08)

Transaction in Own Shares

21 October 2022

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 21 October 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
21/10/2022	1,551,481	£23.4250	£23.0650	£23.2403	LSE	GBP
21/10/2022	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
21/10/2022	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
21/10/2022	-	€0.0000	€0.0000	€0.0000	XAMS	EUR
21/10/2022	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
21/10/2022	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 28 July 2022.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 28 July 2022 up to and including 21 October 2022.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction In Own Shares - complete (https://ml-eu.globenewswire.com/Resource/Download/da99a846-1334-46a5-956a-3d59dba2741f)

Transaction in Own Shares

October 27, 2022

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 27 October 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
27/10/2022	998,560	£ 24.3500	£ 23.1500	£ 24.0970	LSE	GBP
27/10/2022	-	-	-	-	Chi-X (CXE)	GBP
27/10/2022	-	-	-	-	BATS (BXE)	GBP
27/10/2022	744,526	€ 27.9800	€ 26.8500	€ 27.6790	XAMS	EUR
27/10/2022	-	-	-	-	CBOE DXE	EUR
27/10/2022	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 October 2022.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 27 October 2022 up to and including 27 January 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction in Own Shares - complete (https://ml-eu.globenewswire.com/Resource/Download/d9cdef43-35ac-40ed-83b4-7f6f54589119)

Transaction in Own Shares

October 28, 2022

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 28 October 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
28/10/2022	1,000,000	£ 24.5250	£ 24.0500	£ 24.3051	LSE	GBP
28/10/2022	-	-	-	-	Chi-X (CXE)	GBP
28/10/2022	-	-	-	-	BATS (BXE)	GBP
28/10/2022	1,500,000	€ 28.2950	€ 27.6850	€ 28.1684	XAMS	EUR
28/10/2022	-	-	-	-	CBOE DXE	EUR
28/10/2022	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 October 2022.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 27 October 2022 up to and including 27 January 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction in Own Shares - complete (https://ml-eu.globenewswire.com/Resource/Download/4be61e60-2a10-4cf2-a5e6-a5af1f33f81a)

Transaction in Own Shares

October 31, 2022

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 31 October 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
31/10/2022	997,953	£ 24.3350	£ 23.6550	£ 24.0651	LSE	GBP
31/10/2022	-	-	-	-	Chi-X (CXE)	GBP
31/10/2022	-	-	-	-	BATS (BXE)	GBP
31/10/2022	1,000,000	€ 28.2850	€ 27.5750	€ 27.9832	XAMS	EUR
31/10/2022	-	-	-	-	CBOE DXE	EUR
31/10/2022	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 October 2022.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 27 October 2022 up to and including 27 January 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transactions in Own Shares - complete (https://ml-eu.globenewswire.com/Resource/Download/c53cdf16-002f-4c06-82f4-81940d4157d1)

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statement on Form S-8 of Shell plc (Registration Number 333-262396).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: November 4, 2022	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary